FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSI[redacted]

PALO ALTO, CALIF

TEL: (650) 47

FAX: (650) 47

www.skadd

06016420

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

August 28, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2006
WASH. D.C.
213

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on June 2, 2006, enclosed please find the 17th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 288b and forty-one 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application; and (ii) fifteen releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

dw 8/30

UPDATE TO ANNEX C

	Date	Press Information Title
1.	06-01-06	Interim Report Submitted to UKLA
2.	06-05-06	Holding(s) in Company
3.	06-08-06	Acquisition
4.	06-14-06	Holding(s) in Company
5.	06-20-06	Director's Shareholdings
6.	06-29-06	Holding(s) in Company
7.	07-03-06	Acquisition
8.	07-05-06	Director/PDMR Shareholding
9.	07-13-06	Director's Shareholdings
10.	07-19-06	Holding(s) in Company
11.	07-24-06	Acquisition
12.	08-07-06	Disclosure of Interest
13.	08-09-06	Acquisition
14.	08-14-06	Holding(s) in Company
15.	08-25-06	Holding(s) in Company

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Interim Report Submitted to UKLA
Released	12:05 01-Jun-06
Number	PRNUK-0106

The Sage Group plc

1 June 2006

Interim Report and Accounts for six months to 31 March 2006

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. 0207 0661000

End

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	16:00 05-Jun-06
Number	0745E

RNS Number:0745E
Sage Group PLC
05 June 2006

The Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 2 June 2006 that Aviva plc and its subsidiaires have, following the sale of 4,326,636 Ordinary shares on 1 June 2006, an interest in 38,725,909* Ordinary shares of 1p each in the Company, representing 2.99% of the issued share capital of the Company.

The shares are registered as follows:

REGISTERED HOLDERS	NO. OF SHARES HELD
Morley Fund Management Ltd:	
BNY Norwich Union Nominees Ltd	7,522,024 *
BT Globenet Nominees Ltd	17,700 *
Chase GA Group Nominees Ltd	24,113,948 *
Chase Nominees Ltd	821,637 *
CUIM Nominee Ltd	6,250,600 *
Total	38,725,909 *

* denotes beneficial interest only

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	07:17 08-Jun-06
Number	PRNUK-0806

8 June 2006

Sage acquisition of German business management software vendor Bäurer

The Sage Group plc ('Sage') has agreed to acquire Bäurer GmbH ('Bäurer'), a vendor of business management software, based in Germany, for an enterprise value of approximately £16 million, to be paid in cash. The acquisition is expected to complete within four weeks of this announcement.

Bäurer is a vendor of a suite of advanced business management solutions for mid-market businesses, including industry-specific software for manufacturing. Bäurer has over 2,000 mid-market customers.

Bäurer's revenue for the year ended 31 December 2005 was £16.0 million*. Earnings before depreciation and amortisation were approximately £1.2 million*.

Paul Walker, Sage Chief Executive, commented, 'Acquiring Bäurer strengthens our market position in Germany by providing advanced and industry-specific solutions for mid-market customers. Sage's customer service and marketing expertise will enable us to sell more software and services to Bäurer 's customer base.'

*All financial information calculated on the basis of £1 = Euro 1.450.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan Communications +44 (0) 20 7353 4200

Kirstie Hamilton

Julie Foster

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 10,000 people worldwide.

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	11:01 14-Jun-06
Number	5547E

RNS Number:5547E
Sage Group PLC
14 June 2006

Sage Group plc ("the Company")

SECTION 198 COMPANIES ACT 1985

The Company received notification on 13 June 2006 from Zurich Assurance Ltd regarding the notifiable interest of Zurich Financial Services and its Group.

They have a material interest in 65,162,933 ordinary shares of 1p each in the Company, representing 5.07% of the total issued share capital of the Company.

The shares are registered as follows:

The Sage Group Plc Common Stock GBP 0.01

Registered Owner	Beneficial Owner	Account	Shares
Chase Nominees Ltd	Zurich Lebensversicherungs AG (Deutschland)	N/A	57,700
Vidacos Nominees Ltd	Zurich Life Insurance Italia SpA	N/A	30,200
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	N/A	193,052
Chase Nominees Ltd	Deutsche Herold Lebensversicherung AG	N/A	139,600
Littledown Nominees Ltd	Zurich Assurance Ltd	02891	48,419,392
Littledown Nominees Ltd	Zurich Assurance Ltd	35822	28,000
Littledown Nominees Ltd	Zurich Assurance Ltd	11121	20,000
Littledown Nominees Ltd	Zurich Assurance Ltd	07205	2,785,743

Littledown Nominees Ltd	Zurich Assurance Ltd	21688	1,878,676
Littledown Nominees Ltd	Zurich Assurance Ltd	2642	3,564,695
Littledown Nominees Ltd	The Trustees of the Eagle Star Executives Pension Scheme Trust	7199	215,671
Littledown Nominees Ltd	Eagle Star Staff Pension Scheme	7207	6,832,511
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	219064	882,693
William & Glyns (Isle of Man Nominees Ltd	Allied Dunbar International Fund Managers Ltd	301780	115,000
		Total	65,162,933

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Director's Shareholding
Released	09:17 20-Jun-06
Number	PRNUK-2006

20 June 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has received notification that Sir Julian Horn-Smith, a non-executive director of the Company, yesterday purchased 100,000 Ordinary shares of 1p each in the Company at a price of 225.125 pence per share.

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	12:33 29-Jun-06
Number	3836F

RNS Number:3836F
Sage Group PLC
29 June 2006

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 29 June 2006 that Barclays PLC, through the legal entities listed below, has a notifiable interest in 64,468,652 Ordinary Shares of 1p each in the Company, representing 4.99% of the issued share capital.

Further information is provided.

Legal Entity	Holding
Barclays Life Assurance Co Ltd	2,921,328
Barclays Global Investors, N.A.	25,982,644
Barclays Global Investors Ltd	24,523,350
Barclays Global Investors Canada Ltd	89,015
Barclays Global Investors Japan Ltd	252,750
Gerrard Ltd	1,669,730
Barclays Capital Securities Ltd	1,693,680
Barclays Private Bank and Trust Ltd	20,000
Barclays Global Investors Australia Ltd	1,452,718
Barclays Global Investors Japan Trust & Banking	1,490,860
Barclays Bank Trust Company Ltd	1,300
Barclays Capital Inc	275,000
Barclays Global Fund Advisors	4,096,277
Group Holding as at 21 June 2006	64,468,652

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	12:08 03-Jul-06
Number	PRNUK-0307

3 July 2006

Sage to complete acquisition of leading Malaysian software vendor UBS

Further to its 23 May announcement that it had acquired a majority (50.2%) shareholding in UBS Corporation Berhad ('UBS') and made an offer for the remaining shares, both at 0.98 Ringitt per share, The Sage Group plc ('Sage') has now received acceptances for 98.5% of UBS shares. The offer has therefore now become unconditional and the 1.5% of shares not tendered will be compulsorily acquired for 0.98 Ringitt per share.

The shares under offer will be purchased for a consideration of approximately £ 7m which, in addition to the approximately £7m consideration for the initial majority shareholding, results in a total purchase consideration for the acquisition of approximately £14m.

UBS, with over 100,000 customers, is the leading vendor of business management software for small and medium-sized businesses in Malaysia.

*Financial information calculated on the basis of £1 = 6.84 Ringgit.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster

Kirstie Hamilton

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Director/PDMR Shareholding
Released	09:23 05-Jul-06
Number	PRNUK-0507

5 July 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company received notification on 4 July 2006 that Michael Jackson, Chairman of the Board of Directors of the Company, sold 100,000 Ordinary shares of 1p each in the Company at a price of 236.00 pence per share on 4 July 2006.

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Director's Shareholdings
Released	09:28 13-Jul-06
Number	PRNUK-1307

13 July 2006

The Sage Group plc ('the Company')

DIRECTORS' SHAREHOLDINGS

The Company has received notification that Timothy Ingram, a non-executive director of the Company, today purchased 3,114 Ordinary shares of 1p each in the Company at a price of 223.41 pence per share.

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:39 19-Jul-06
Number	4481G

RNS Number:4481G
Sage Group PLC
19 July 2006

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification today that Barclays PLC, through the legal entities listed below, has a notifiable interest in 48,946,390 Ordinary Shares of 1p each in the Company, representing 3.78% of the issued share capital.

Further information is provided.

Legal Entity	Holding
Barclays Life Assurance Co Ltd	1,744,319
Barclays Global Investors, N.A.	24,067,640
Barclays Global Investors Ltd	12,468,304
Barclays Global Investors Canada Ltd	89,015
Barclays Global Investors Japan Ltd	247,220
Gerrard Ltd	1,657,197
Barclays Capital Securities Ltd	1,710,656
Barclays Private Bank and Trust Ltd	20,000
Barclays Global Investors Australia Ltd	1,303,292
Barclays Global Investors Japan Trust & Banking	1,495,515
Barclays Bank Trust Company Ltd	1,300
Barclays Global Fund Advisors	4,141,932
Group Holding as at 12 July 2006	48,946,390

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	11:10 24-Jul-06
Number	PRNUK-2407

24 July 2006

Sage acquisition of majority shareholding in French distribution industry software vendor, Elit Group

The Sage Group plc ('Sage') has acquired approximately 51% of the share capital of Elit Group ('Elit'), listed on Euronext. Elit is a leading vendor of business management software for the transport and food distribution sectors in France. Sage purchased the shares for a price of 7 Euros per share. The purchase consideration for these shares is approximately £10.8m, to be paid in cash.

As a result of this transaction, and as required by French regulations, Sage will make an offer to the remaining Elit shareholders to acquire all outstanding shares.

With 3,000 customers, Elit is a leading vendor of business management software for medium-sized businesses in the French transport and food distribution sectors. Elit's revenues for the year ended 30 June 2005 were £18.4 million*, with an operating loss of approximately £0.5 million*.

Paul Walker, Sage Chief Executive, comments, 'The acquisition of a controlling interest in Elit represents a further extension of our range of industry-specific business management software. Elit's advanced mid-market solutions for the French transport and food distribution sector complement our existing C2G business, acquired in 2005.'

*Financial information as reported pro-forma in Elit company reports; translated on the basis of £1 = 1.46 Euro.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster

END

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Disclosure of Interest
Released	16:36 07-Aug-06
Number	3567H

RNS Number:3567H
Sage Group PLC
07 August 2006

Sage Group plc ("the Company")

SECTION 198 COMPANIES ACT 1985

The Company received notification on 4th August 2006 that Ameriprise Financial, Inc and its group, of which Threadneedle Asset Management Holdings Limited is the ultimate intermediate holding company in the UK, through the legal entities listed below, has a notifiable interest in 131,029,751 Ordinary Shares of 1p each in the Company, representing 10.13% of the issued share capital.

Further information is provided.

Registered Owner	Account Name	In Ordinary Shares
Ameriprise Financial Inc	A/C -	179,742
Bank of Ireland Nominees	A/C 4239914	791,405
Bank of Ireland Nominees	A/C 4270483	1,271,133
Bank of Ireland Nominees	A/C 4261416	593,741
BNY (OCS) Nominees Ltd	A/C 219709	1,354,341
BNY (OCS) Nominees Ltd	A/C 219720	1,626,898
BNY (OCS) Nominees Ltd	A/C 277650	1,501,061
BNY (OCS) Nominees Ltd	A/C 219064	1,076,751
Littledown Nominees Ltd	A/C 02642	3,970,119
Littledown Nominees Ltd	A/C 30337	135,033
Littledown Nominees Ltd	A/C 10489	1,959,316
Littledown Nominees Ltd	A/C 10488	22,974,005
Littledown Nominees Ltd	A/C 10491	9,953,299
Littledown Nominees Ltd	A/C 10492	2,425,742
Littledown Nominees Ltd	A/C 10469	1,324,764
Littledown Nominees Ltd	A/C 07196	158,000
Littledown Nominees Ltd	A/C 07207	6,832,511
Littledown Nominees Ltd	A/C 21688	2,018,939
Littledown Nominees Ltd	A/C 07205	2,974,984
Littledown Nominees Ltd	A/C 10479	48,000
Littledown Nominees Ltd	A/C 11121	20,000
Littledown Nominees Ltd	A/C 35822	28,000
Littledown Nominees Ltd	A/C 10478	34,000
Littledown Nominees Ltd	A/C 27642	909,448
Littledown Nominees Ltd	A/C 07198	4,251,457
Littledown Nominees Ltd	A/C 02891	54,564,802
Littledown Nominees Ltd	A/C 07199	225,828
Mellon Nominees (UK) Ltd	A/C WWSF0004002	1,178,273
Mellon Nominees (UK) Ltd	A/C AVOF0003002	2,311,875

Roy Nominees	A/C 104450	398,557
State Street Nominees Ltd	A/C JTAV	268,361
State Street Nominees Ltd	A/C JY17	3,524,366
William & Glyns (Isle of Man) Nominees Ltd	A/C 301780	115,000
TOTAL		131,029,751

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	07:00 09-Aug-06
Number	PRNUK-0808

8 August 2006

Sage to acquire Emdeon Practice Services, a provider of software and services to doctors and small clinics in the US

The Sage Group plc ('Sage') is to acquire Emdeon Practice Services, Inc. ('EPS'), based in the US in Tampa, Florida, from its parent company Emdeon Corporation, for an enterprise value of approximately £297 million*, to be paid in cash and financed through Sage's existing credit facilities. The acquisition is expected to complete in September, subject to regulatory approvals.

EPS revenue for the year ended 31 December 2005 was approximately £160.3 million* (2004: £155.8 million*). Earnings before interest, tax, depreciation and amortisation were approximately £11.4 million*^ (2004: £3.7 million*^). EPS had gross assets of approximately £37 million* as at 31 December 2005.

With 20,000 customers, EPS is a leading vendor of software and services for doctors' practices in the US, most of which are small or medium-sized businesses. EPS software is used in practice management and in the maintenance of patient data. This includes administrative and financial processes such as appointment scheduling, prescriptions and billing, together with the creation and management of electronic health records.

EPS support services include software maintenance and, additionally, access to electronic medical transaction services such as those facilitating claims to healthcare insure rs.

The market for doctors' practice management software has potential for significant expansion. There are over 200,000 doctors' practices in the US and many are seeking to automate their businesses, in order both to increase efficiency and to ensure compliance with regulations governing electronic health records, healthcare insurance claims and medical care documentation. Users of practice management software exhibit high demand for support services.

Revenue growth is expected to result from increasing use of software to automate doctors' practices, from higher adoption of electronic health records software compared with the current low levels of adoption and from the extension of support and network services. Sage's expertise will be used to improve sales and marketing of additional products to EPS customers and to maximise retention and productivity in customer support operations.

Additional revenue opportunities will arise from cross-selling of Sage accounts software to EPS customers and vice-versa, facilitated by progressive integration between accounting and practice management. Customer research on the 7,000 doctors' practices in Sage's US customer base has shown a clear demand for practice management software and for its integration with accounting software. There are also opportunities to raise operating margins through the

application of Sage's customer base marketing and support expertise, and through administrative synergies.

Paul Walker, Sage Chief Executive, commented, 'Acquiring Emdeon Practice Services enables Sage to market its products and services to a substantial new community of small and medium-sized businesses in the US. This market is showing clear demand for automation of business processes. This acquisition continues our strategy of providing industry-specific solutions, by bringing dedicated Sage solutions to this business sector for the first time.

The growing doctors' practices market provides opportunities to offer an integrated Sage solution to both new and existing Sage customers in the US, covering accounting, health records and practice management. Emdeon Practice Services will now form the basis for a new doctors' practices division, which we aim to grow both organically and through further acquisitions.'

* All financial information calculated on the basis of £1 = $1.90.

^ EPS reported adjusted EBITDA and an estimated allocation of Emdeon Corporation's central costs.

A conference call for analysts to discuss this announcement will be held at 8.30am today. The dial-in number is +44 (0) 208 3223 183 (pin code 129 844). Presentation material, to be referred to during the call, will be available at www.sage.com/investors/eps from 8:15am.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster +44 (0) 7799 894262

Kirstie Hamilton +44

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 10,000 people worldwide.

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:33 14-Aug-06
Number	6318H

RNS Number:6318H
Sage Group PLC
14 August 2006

The Sage Group plc ("the Company")

SECTION 198 NOTIFICATION

The Company received notification on 11 August 2006 that The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International S.A., Capital International, Inc., and Capital International Limited, have an interest in 56,709,323 Ordinary shares of 1p each of the Company.

This represents 4.38% of the issued share capital of the Company.

The holdings are registered in the following names :-

Capital Guardian Trust Company

Registered Holder		Number of Shares
Chase Nominees Limited		747,700
Nortrust Nominees		552,400
	Total	1,300,100

Capital International Limited

Registered Holder	Number of Shares
State Street Nominees Limited	436,800
Bank of New York Nominees	10,041,973
Nortrust Nominees Limited	4,022,310
Chase Nominees Limited	5,688,860
Midland Bank plc	533,200
Bankers Trust	177,200
Barclays Bank	78,100
Citibank London	183,973
Morgan Guaranty	578,400
Nortrust Nominees Limited	6,193,226
MSS Nominees Limited	91,800
State Street Bank & Trust Co.	2,589,537
Lloyds Bank	112,900
Citibank	173,436

Citibank NA Toronto	1,088,100
Deutsche Bank AG	187,400
Chase Manhattan Nominee Ltd	112,800
HSBC Bank plc	1,770,400
Mellon Bank N.A.	320,100
Northern Trust South Africa	1,226,200
KAS UK	146,500
Mellon Nominees (UK) Limited	233,600
Bank One London	401,300
HSBC Kuala Lumpur	23,800
JP Morgan Chase Bank	93,200
Raiffeisen Zentral Bank	1,679,300
Fortis Bank	17,500
Metzler Seel Sohn & Co.	270,800
Nordea Bank	176,873
Bayerische Hypo Und Vereinsbank AG	24,500
Total	38,674,088

Capital International S.A

Registered Holder	Number of Shares
State Street Nominees Limited	51,000
Chase Nominees Limited	1,245,400
Midland Bank plc	243,000
Lloyds Bank	61,800
Citibank Toronto	39,000
HSBC Bank plc	717,200
JP Morgan Chase Bank	25,200
Pictet & Cie, Geneva	162,000
Bank of New York Nominees	19,900
Barclays Bank	65,300
Nortrust Nominees	19,900
Morgan Stanley	23,200
J.P. Morgan	1,855,100
State Street Bank & Trust Co.	309,900
Lombard Odier Et Cie, Geneva	323,200
Metzler Seel Sohn & Co.	21,700
Credit Suisse, Zurich	104,500
Total	5,287,300

Capital International, Inc.

Registered Holder	Number of Shares
State Street Nominees Limited	3,256,000
Bank of New York Nominees	1,231,734
Chase Nominees Limited	4,504,700
Nortrust Nominees	509,400
Northern Trust	72,400
Midland Bank plc	131,000
State Street Bank & Trust Co	939,100
Citibank NA Toronto	423,435
HSBC Bank plc	97,066
Citibank London	47,700

J P Morgan Chase Bank	171,400
Bankers Trust	63,900
Total	11,447,835

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	17:34 25-Aug-06
Number	1520I

RNS Number:1520I
Sage Group PLC
25 August 2006

Sage Group plc (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company received notification that as at 24 August 2006 Ameriprise Financial, Inc and its group, of which Threadneedle Asset Management Holdings Limited is the ultimate intermediate holding company in the UK, no longer has a notifiable interest in the Ordinary shares of 1p each in the Company.

As at the date of the notification the Ameriprise group remained interested in 129,125,380 Ordinary shares of 1p each in the Company, representing 9.98% of the issued share capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 7,462
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,462**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20.03.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E7016 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,731	3,579	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	7,310
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7,310

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 22.03.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP7227 Tel: 01903 833004
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,696	10,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	204.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 21,696
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 21,696

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.03.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JP7242	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	36,383	1,687	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	112.00p	240.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr Jason Phillip McCormack Address 20 Halifax Road Maidenhead Berkshire UK Postcode SL6 5ER	Class of shares allotted Ordinary	Number allotted 1687
Name Mr Jurgen Klein Address Obdamer Str.4 56593 Plechausen Germany UK Postcode	Class of shares allotted Ordinary	Number allotted 4178
Name Wolform Mayer Address Stephanien Str.21 76133 Karlsruhe Germany UK Postcode	Class of shares allotted Ordinary	Number allotted 964
Name Phillip Schutte Address Ruppurer Str.70a 76137 Karlsruhe Germany UK Postcode	Class of shares allotted Ordinary	Number allotted 1607
Name Peter Dewald Address Eifelstr 6 81677 Muchen Germany UK Postcode	Class of shares allotted Ordinary **TOTAL**	Number allotted 8035 **38070**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 29. 3. 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EX/NE/7238 Tel: 01903 833208

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Mr Craig Hewitt Address 12 Lonsdale Road Sunderland UK Postcode SR6 9TB	Ordinary	8437
Name Mr Gary Mattison Address 13 Kenston Drive Cramlington Northumberland UK Postcode NE23 3QA	Ordinary	1687
Name Mr Joseph James Roeves Address 39 Kingston Mews Philedelphia Houghton Le Spring Tyne and Wear UK Postcode DH4 4UW	Ordinary	6750
Name Ms Lorraine Roeves Address 39 Kingston Mews Philedelphia Houghton Le Spring Tyne and Wear UK Postcode DH4 4UW	Ordinary	3375
Name Ms Margo Elizabeth Scott Address 27 Wansbeck Avenue Choppington Northumberland UK Postcode NE62 5EZ	Ordinary	1350

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 29.3.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EX/NE/7238 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,234	2800	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	13,034
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	13,034
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 24.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./E7289 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,183	11,696	8,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	171.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	41,879
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**41,879**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 22.03.2006.

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./E7269	Tel: 01903 833264
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2 6 MAR 2006
E.S.P. P.S.O.C.

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36,760	4,386	6,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	136p	171p	204.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE99 1SX	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22. 6. 2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LAM/7309 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **63,146**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.6.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./LAM/7309 Tel: 01903 833017

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,731	13,606	10,850
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	264.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	37,804
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**37,804**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 24.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E7351 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,117	4,500	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	37,804
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**37,804**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 24.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E7351 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	1 of 2 Pages

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	40500	40936	18125
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	£1.47	£1.71	£1.98

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 28.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/E7375 Tel: 01903 833161

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18993	22727	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.285	£2.64	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	141,281
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	**141,281**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 28.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP/EXEC/MDG/E7375 Tel: 01903 833161

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	32,000	20,500	20,468
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	147.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	83,244
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 27. 3. 2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/RP/7405	Tel: 01903 833208
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,500	388	388
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	83.39p	91.34p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **83,244**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 27.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/RP/7405	Tel: 01903 833208
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,037		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mrs Donna Marie Gordon Address 67 Two Ball Lonnen Newcastle upon Tyne UK Postcode N E 4 9 R R	Class of shares allotted Ordinary	Number allotted 3,307
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,307**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 18.4.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EX/RP/7554 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,800	14,925	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	19,725
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	19,725

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 29.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E7477 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,000	29,850	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	134.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 45,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **45,850**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 29. 3. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/NE/7496	Tel: 01903 833208
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILING NO 88(2)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2057		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Thomas Flugel Address Am Winterbaum 10 61276 Wellrod Germany UK Postcode	Class of shares allotted Ordinary	Number allotted 2057
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2057**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4. 5. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SAB8188 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-3736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	7,000
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**7,000**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11.05.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./LM8605 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,125	16,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	28,125
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**28,125**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15.5.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW/8643 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,800	2,000	7,462
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	136.00p	228.50p	134.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York (Nominees) Limited Part ID:- BO01	Class of shares allotted	Number allotted
Address 1 Canada Square, London	Ordinary	13,262
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**13,262**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.5.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8714 Tel: 01903 833161

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,670		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Ms.Sylvia Jean Carr Address The Black Bull Hotel Main Street, Wark Hexham Northumberland UK Postcode NE48 3LG	Class of shares allotted Ordinary	Number allotted 3,670
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,670**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 5.June.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/8833 Tel: 01903 833393
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	5,848
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	5,848
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 16.06.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HA/9239 Tel: 01903 833208
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,000	3,750	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	9,750
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**9,750**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 19. 6. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JL/9291 Tel: 01903 833393

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,500		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	198.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	4,500
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	4,500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 29. 6. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9365 Tel: 01903 833874
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,750		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

lames and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	6,750
39 Pilgrim Street		
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**6,750**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 29. 6. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9430 Tel: 01903 833206
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,386	2,531	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	112.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	4386
39 Pilgrim Street		
Newcastle Upon Tyne **UK Postcode** N E 9 9 1 S X		
Name John Michael Patterson	Class of shares allotted	Number allotted
Address 40 Beverley Terrace	Ordinary	2,531
North Sheilds		
Tyne and Wear UK Postcode N E 3 0 4 N U		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**6,917**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.7.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JL/9511 Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,162		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr. Jon Oatham	Class of shares allotted	Number allotted
Address Flat 3 Rookwood, 29 Valley Road, Kenley, Surrey	Ordinary	4,725
UK Postcode CR8 5DJ		
Name Mrs. Ruth Wessendorff	Class of shares allotted	Number allotted
Address 15 Plantagenet Park, Warfield, Bracknell, Berkshire	Ordinary	8,437
UK Postcode RG42 7UU		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	13,162
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 14.7.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/JL/9608 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,750		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	6,750
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	6,750

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 14. 7. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/9678 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	11	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	30,750	20,468	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	51,218
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**51,218**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 27.7.2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/9720 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,784		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025,Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 46,784
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **46,784**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 1-8-2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JW/10026	Tel: 01903 833874
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,663	50,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	136.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle	Ordinary	54,663
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**54,663**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 3.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/10075 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,234	4,500	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle UK Postcode EH3 7WL	Class of shares allotted Ordinary	Number allotted 14,734
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **14,734**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/10076 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE991SX	Class of shares allotted Ordinary	Number allotted 5,848
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,848**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JW/10120 Tel: 01903 833874
DX number DX exchange

UPDATE TO ANNEX B, ITEM 5

BLUEPRINT 2000

FILE NO. 82-34736

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 6

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Michael Edward Wilson

Surname: Jackson

	Day	Month	Year
† Date of Birth	1 6	0 3	1 9 5 0

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 31.7.2006.

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000.
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,846	5,000	4,386
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 6.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./TK/6740 Tel: 01903 833262

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	204.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 44,232
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **44,232**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 6.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./TK/6740	Tel: 01903 833262
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	33,195	3,086	5,848
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 42,129
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 42,129

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 6.3.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6760 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	726,939	18,842	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	112p	240p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Please see attached list	Class of shares allotted	Number allotted
Address	Ordinary	745,781
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**745,781**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 4

Signed [signature] **Date** 17.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./KC29 Tel: 01903 833384
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	02	03	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,925	8,772	8,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE 9 9 1 S X	Class of shares allotted Ordinary	Number allotted 31,697
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,697**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./TK/6788	Tel: 01903 833262
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,925		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (*List joint share allotments consecutively*) FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092 Address **PO Box 1025, Commercial Union House** **39 Pilgrim Street** **Newcastle Upon Tyne** UK Postcode NE99 1SX	Ordinary	14,925
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	14,925

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 10.03.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6814 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,234	1,300	997
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	264.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	15,438
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	15,438
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 8 March 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/6824 Tel: 01903 833017

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,907		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	172.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 8. March. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/6824	Tel: 01903 833017
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	0 6	0 3	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,655	2,750	14,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 20,405
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,405

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 8. March. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./EA 6881 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1425		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.64		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 1,425
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,425**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 17.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/6905 Tel: 01903 833161

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	69,789	3,093	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	112p	240p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Please see attached list...**	Class of shares allotted	Number allotted
Address	Ordinary	72,882
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**72,882**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 17.3.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/TK/6958	Tel: 01903 833262
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,600	23,392	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	24,992
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	24,992
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17.3.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6927 Tel: 01903 833017
DX number *DX exchange*

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,386	8,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	12,386
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**12,386**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 20.03.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./SJK/E7035	Tel: 01903 833264
DX number	DX exchange